Exhibit 99.4

Alabama’s Shelby County Commission to Deploy NICE’s Market Leading
Digital Evidence Management Platform to Transform Criminal Justice

Shelby County Sheriff's Office and District Attorney’s Office will use Evidencentral to manage growing volumes of digital evidence so agencies can focus on investigating and prosecuting cases

Hoboken, N.J., January 29, 2024 – NICE (Nasdaq: NICE) today announced that the Shelby County (Alabama) Commission, on behalf of the Shelby County Sheriff's Office and the Shelby County District Attorney’s Office, has selected NICE’s Evidencentral platform to transform the County’s management of digital evidence. Through their deployment of Evidencentral, the County’s Public Safety and Justice agencies aim to eliminate manual work associated with managing digital evidence so they can ensure timelier justice by focusing attention exclusively on investigating and prosecuting cases.

The Shelby County Sheriff's Office and the Shelby County District Attorney’s Office collaborate on thousands of investigations and prosecutions annually. Evidencentral will streamline the collaborative criminal justice process, while improving overall effectiveness of investigations and prosecutions, by automatically pulling in digital evidence from connected systems, making it easier to crowdsource evidence from citizens, eliminating manual and redundant processes, automatically transcoding video into a playable format, and making it possible to share evidence via a secure, trackable, digital process.

Phil Burns, Chief Operating Officer, Shelby County, said, “Shelby County invests in technologies that maximize ROI and use of taxpayer funds. Evidencentral is a gamechanger in this regard because it’s going to remove the daily blocking and tackling issues of managing digital evidence so our lead attorneys and investigators can be more efficient and focus on core competencies of investigating and prosecuting cases.”

“Digital evidence has grown ten-fold over the last five years, with body-worn video, in-car video, interview room recording and other video and cell phone evidence being added to the mix,” said Shelby County Sheriff John Samaniego. “Today, investigators spend an inordinate amount of time collecting, sorting and prepping evidence to share for discovery. In addition to removing the burden of thumb drives and discs, Evidencentral’s cloud-based platform and automated workflows are going to streamline the entire case building process for investigators because they’ll be able to manage all of their digital evidence, more efficiently, in one place.”

Shelby County District Attorney Matt Casey added, “Our goal is to provide justice for victims of crime. With Evidencentral our prosecutors will be able to focus on the legal aspects of the case without having to waste time on the logistics involved in managing digital evidence. Evidencentral’s ability to put evidence into context on timelines and maps will be especially helpful in preparing for trial and presenting cases to juries. Beyond helping us do everything faster, Evidencentral has the potential to change the caliber of our prosecutions too.”

Chris Wooten, Executive Vice President, NICE, said, “Public safety and criminal justice agencies for entire cities, counties and states are turning to NICE as the clear digital evidence management leader. With Evidencentral, they’re able to find the truth in digital evidence faster and deliver swifter justice for victims of crime.”

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About Shelby County, Alabama
Headed by Sheriff John Samaniego, the Shelby County Sheriff’s Office employs 220 personnel and is the largest law enforcement agency in Shelby County. The goal of Sheriff Samaniego and all employees is to maintain a professional service agency to assist all who live and visit Shelby County. Under the leadership of Shelby County District Attorney Matt Casey, the Shelby County District Attorney’s Office prosecutes all felony and some misdemeanor criminal cases which occur in Shelby County. The office serves the Shelby County population which is 223,024 according to the 2020 US Census. Shelby County is included in the Birmingham-Hoover AL Metropolitan Area and is considered the fastest growing county in the state. More info at https://www.shelbyso.com/.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.